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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 8, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided telephonically by Ms. Alison White of the Division of Investment Management on September 7, 2021 with respect to the Registrant’s Pre-Effective Amendment No. 1 to its initial registration statement on Form N-1A, which was filed on July 8, 2021 (the “Registration Statement”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Harbor Scientific Alpha High-Yield ETF (ii) Harbor Scientific Alpha Income ETF; and (iii) Harbor Disruptive Innovation ETF.

Set forth below is the Staff’s comment together with the Registrant’s response. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:

(Prospectus – Harbor Scientific Alpha High-Yield ETF and Harbor Scientific Alpha Income ETF – Fund Summary – Principal Risks)

Please revise “Model Risk” to include disclosure stating that historical trends in data may not be predictive going forward.

September 8, 2021 Page 2

Response:

The Registrant has revised the “Model Risk” disclosure to include the following:

Model Risk: There are limitations inherent in every quantitative model. The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security’s value. In addition, historical trends in data may not be predictive going forward.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP